EXHIBIT 99.2

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Financial Statements

for the Years Ended December 31, 2004, 2003 and 2002

and Report of Independent Registered Public Accounting Firm

Marina District Development Company, LLC and Subsidiary (A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC) Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

Marina District Development Company, LLC

Atlantic City, New Jersey

We have audited the accompanying consolidated balance sheets of Marina District Development Company and subsidiary (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in member equity and other comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marina District Development Company, LLC and subsidiary at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey

March 9, 2005

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Balance Sheets

	December 31,
(In thousands)	2004	2003
Assets
Current assets
Cash and cash equivalents	$37,567	$31,259
Accounts receivable, net	23,905	16,701
Income tax receivable	23,021	—
Due from related parties	322	853
Inventories	2,986	2,221
Prepaid expenses and other	5,000	3,546
Deferred income taxes	487	1,230
Total current assets	93,288	55,810
Property and equipment, net	961,737	993,258
Deferred loan origination fees, net	10,639	9,305
Deferred income taxes	—	5,882
Other assets, net	3,922	6,940
Total assets	$1,069,586	$1,071,195
Liabilities and Member Equity
Current liabilities
Current maturities of long-term debt	$2,000	$50,625
Accounts payable	7,151	10,453
Construction payables	1,628	2,487
Income taxes payable	2,219	312
Accrued payroll and related	22,839	15,797
Accrued interest	4,822	1,168
Accrued and other liabilities	34,934	28,022
Due to related parties	864	4,152
Total current liabilities	76,457	113,016
Long-term debt, net of current maturities	423,600	555,531
Fair value of derivative financial instruments	5,626	16,052
Deferred income taxes	265	—
Other liabilities	3,897	414
Commitments and contingencies
Member equity	559,741	386,182
Total liabilities and member equity	$1,069,586	$1,071,195

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Operations

	Year Ended December 31,
(In thousands)	2004	2003	2002
Revenues
Gaming	$623,400	$258,270	$—
Food and beverage	119,946	52,519	—
Room	85,166	39,285	—
Other	23,769	9,785	—
Gross revenues	852,281	359,859	—
Less promotional allowances	175,862	68,445	—
Net revenues	676,419	291,414	—
Costs and expenses
Gaming	237,091	104,839	—
Food and beverage	46,227	24,106	—
Room	10,607	5,207	—
Other	19,149	9,945	—
Selling, general and administrative	103,001	62,774	—
Maintenance and utilities	44,777	20,121	—
Depreciation and amortization	56,811	27,969	—
Loss on disposal of assets	184	152	—
Preopening expenses	—	39,186	16,991
Total	517,847	294,299	16,991
Operating income (loss)	158,572	(2,885)	(16,991)

Other income (expense)
Interest expense, net of amounts capitalized	(35,118)	(21,694)	—
Net gain on derivative financial instruments	222	699	—
Total	(34,896)	(20,995)	—
Income (loss) before benefit from income taxes	123,676	(23,880)	(16,991)
Benefit from income taxes	9,789	3,487	—
Net income (loss)	$133,465	$(20,393)	$(16,991)

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Changes in Member Equity and Other Comprehensive Income (Loss)

For The Years Ended December 31, 2004, 2003 and 2002

(In thousands)	Capital Contributions	Deficit Accumulated During the Development Stage	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Member Equity	Total Comprehensive Income (Loss)
Balances, January 1, 2002	$290,372	$(7,993)	—	$(5,492)	$276,887
Capital contributions	73,628	—	—	—	73,628
Net loss	—	(16,991)	—	—	(16,991)	$(16,991)
Derivative instruments market adjustment, net of taxes of $0	—	—	—	(18,034)	(18,034)	(18,034)
Total comprehensive loss						$(35,025)
Balances, December 31, 2002	364,000	(24,984)	—	(23,526)	315,490
Capital contributions	122,300	—	—	—	122,300
Capital contributions receivable	(39,600)	—	—	—	(39,600)
Net income (loss)	—	(39,186)	$18,793	—	(20,393)	$(20,393)
Derivative instruments market adjustment, net of taxes of $1.5 million	—	—	—	8,385	8,385	8,385
Total comprehensive loss						$(12,008)
Balances, December 31, 2003	446,700	(64,170)	18,793	(15,141)	386,182
Capital contributions	30,807	—	—	—	30,807
Net income	—	—	133,465	—	133,465	$133,465
Derivative instruments market adjustment, net of taxes of $0.9 million	—	—	—	9,287	9,287	9,287
Total comprehensive income						$142,752
Balances, December 31, 2004	$477,507	$(64,170)	$152,258	$(5,854)	$559,741

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Cash Flows

	Year Ended December 31,
(In thousands)	2004	2003	2002
Cash Flows from Operating Activities
Net income (loss)	$133,465	$(20,393)	$(16,991)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	56,811	27,969	—
Amortization of deferred loan origination fees	2,238	1,119	—
Loss on disposal of assets	184	152	—
Net gain on derivative financial instruments	(222)	(699)	—
Deferred income taxes	6,890	(5,615)	—
Provision for doubtful accounts	4,995	2,561	—
Non-cash preopening expenses	—	1,439	2,162
Changes in operating assets and liabilities
Due to (from) related parties	(2,279)	(454)	289
Accounts receivable	(12,199)	(19,262)	—
Income tax receivable	(23,021)	—	—
Inventories	(765)	(2,221)	—
Prepaid expenses and other	(1,454)	(4,258)	(465)
Other assets	(557)	(3,374)	(944)
Other current liabilities	18,780	55,209	(447)
Net Cash provided by (used in) Operating Activities	182,866	32,173	(16,396)
Cash Flows from Investing Activities
Acquisition of property and equipment	(23,237)	(382,896)	(362,114)
Net Cash used in Investing Activities	(23,237)	(382,896)	(362,114)
Cash Flows from Financing Activities
Proceeds from related party borrowings	—	—	12,372
Payments on related party borrowings	—	—	(12,372)
Financing fees	(3,572)	—	(1,992)
Borrowings under Credit Agreements	367,792	474,400	332,800
Payments under Credit Agreements	(548,348)	(201,044)	—
Capital contributions	30,807	82,700	73,628
Net Cash provided by (used in) Financing Activities	(153,321)	356,056	404,436
Net increase in cash and cash equivalents	6,308	5,333	25,926
Cash and cash equivalents, beginning of period	31,259	25,926	—
Cash and cash equivalents, end of period	$37,567	$31,259	$25,926
Supplemental Disclosure of Cash Flow Information
Cash paid for interest, net of amounts capitalized	$29,218	$19,674	$—
Cash paid for income taxes	$6,007	$700	$—

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Cash Flows (Continued)

	Year Ended December 31,
(In thousands)	2004	2003	2002
Supplemental Schedule of Non-Cash Investing and Financing Activities
Construction in progress additions acquired on construction and other payables which were accrued, but not yet paid	$—	$5,585	$96,218
Amortized loan origination fees included in construction in progress	$—	$1,280	$4,667

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Notes to Consolidated Financial Statements

NOTE 1. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Marina District Development Company, LLC, d.b.a. Borgata, (a development-stage enterprise prior to July 3, 2003) (“MDDC, LLC”) and Marina District Finance Company, Inc. (“MDFC”), its wholly-owned subsidiary, collectively referred to herein as the “Company”, “We”, or “Us”. The Company is a wholly-owned subsidiary of Marina District Development Holding Co., LLC (“Holding Company” or “Parent”). Holding Company is jointly owned by MAC, Corp. (“MAC”), a wholly-owned subsidiary of MGM MIRAGE, and Boyd Atlantic City, Inc. (“BAC”), a wholly-owned subsidiary of Boyd Gaming Corporation. Our purpose is to develop, own, and operate a hotel casino and spa facility at Renaissance Pointe in Atlantic City, New Jersey. We opened Borgata on July 3, 2003 with approximately 2,000 hotel rooms, a 125,000 square foot casino, and other amenities.

In 2004, Boyd Gaming Corporation announced two major expansions of Borgata. The first expansion (“Public Space Expansion”) is a project with an estimated cost of $200 million and the second expansion (“Rooms Expansion”) is a project in the conceptual design phase with a cost to be determined and requires various government and regulatory approvals. The Public Space Expansion consists of substantial additions of both gaming and non-gaming amenities to be built on a portion of the existing surface parking lot. The centerpiece of the Rooms Expansion is a new hotel tower, containing approximately 800 rooms and suites, to be built on a portion of the existing surface parking lot, near the existing porte cochere. In addition to the hotel, which will have an arrival and identity separate from our existing hotel tower, the Rooms Expansion will include a new spa and additional meeting room space. Access to our existing facilities and the Public Space Expansion amenities is intended to be seamless and convenient. The Public Space Expansion construction commenced in December 2004 with expected completion to occur in the second quarter 2006. The Rooms Expansion construction is expected to begin during the fourth quarter of 2005 and is scheduled for completion in the fourth quarter of 2007. Boyd Gaming Corporation and MGM MIRAGE have approved both projects, which will be built on land leased from MGM MIRAGE. BAC and MAC do not expect to make further capital contributions to us for the expansion projects as we expect to finance the projects from our cash flow and from our recently refinanced bank credit facility, which is capable of being expanded (see Note 5).

Pursuant to the Joint Venture Agreement (the “JV Agreement”), BAC, as the managing venturer of the Holding Company, has oversight responsibility for the management of Borgata which includes the design, development, and construction as well as the day to day operations. We do not record a management fee to BAC as our management team directly performs these services or negotiates contracts to provide for these services. As a result, the costs of these services are directly borne by the Company and are reflected in our accompanying consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less at their date of purchase. The carrying value of these investments approximates their fair value due to their short maturities.

Accounts Receivable, net

Accounts receivable consist primarily of casino, hotel and other receivables, net of an allowance for doubtful accounts of $7.1 million and $2.6 million at December 31, 2004 and 2003, respectively. The allowance for doubtful accounts is estimated based upon our collection experience and the age of the receivables.

Inventories

Inventories consist primarily of food and beverage and retail items and are stated at the lower of cost or market. Cost is determined using the average cost method.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets (see Note 3). Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Gains or losses on disposal of assets are recognized as incurred.

Capitalized Interest

Interest costs incurred during the initial construction and expansion of the facility, which include commitment fees, letter of credit fees and the amortized portion of deferred loan origination fees, are capitalized and included in property and equipment on the accompanying consolidated balance sheets. Capitalization of interest related to the initial construction of the facility ceased on July 3, 2003, when the original project was considered substantially complete. Capitalized interest during the period that commenced January 1, 2003 and ended July 2, 2003 was $18.2 million and capitalized interest during the year ended December 31, 2002 was $19.1 million. Capitalization of interest related to the Public Space Expansion commenced in December 2004, when construction began. Capitalized interest during the year ended December 31, 2004 was less than $0.1 million.

Deferred Loan Origination Fees

Deferred loan origination fees incurred in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreement.

Revenue and Promotional Allowances

Gaming revenue represents the net win from gaming activities, which is the difference between gaming wins and losses. The majority of our gaming revenue is counted in the form of cash, chips and tokens and therefore is not subject to any significant or complex estimation procedures. Gross revenues include the estimated retail value of rooms, food and beverage, and other goods and services provided to customers on a complimentary basis. Such amounts are then deducted as promotional allowances. The estimated costs and expenses of providing these promotional allowances are charged to the gaming department in the following amounts (in thousands):

	Year Ended December 31,
	2004	2003	2002
Room	$16,165	$7,340	$—
Food and beverage	40,793	17,060	—
Other	5,649	5,137	—
Total	$62,607	$29,537	$—

Promotional allowances also include incentives such as cash, goods and services (such as complimentary rooms and food and beverages) earned in our slot club and other gaming programs. We reward customers, through the use of loyalty programs, with points based on amounts wagered that can be redeemed for a specified period of time, principally for restricted free play slot machine credits and complimentary goods or services. We record the estimated retail value of these incentives as revenue and then deduct them as a promotional allowance. For the years ended December 31, 2004, 2003 and 2002, these incentives were $62.4 million, $20.1 million, and $0, respectively.

Income Taxes

Our Parent and we are treated as a partnership for federal income tax purposes; therefore, federal income taxes are the responsibility of MAC and BAC. In New Jersey, casino partnerships are subject to state income taxes under the Casino Control Act, therefore, we are required to record New Jersey state income taxes. In 2004, we were granted permission by New Jersey, pursuant to a ruling request, to file a consolidated New Jersey corporation business tax return with MAC and BAC. We have agreed with MAC and BAC that our tax liability will be based upon our stand-alone separate activity, as reflected in our consolidated financial statements.

Pursuant to an amendment to the Casino Control Act, effective July 1, 2003, we are also subject to a 7.5% Adjusted Net Profits Tax which is imposed on a casino’s adjusted net income as defined in the Casino Control Commission regulations. This tax of $3.8 million per year is based on our adjusted net income for our first twelve months of operations ended on June 30, 2004 and is imposed for each of the three fiscal years ending June 30, 2004 through June 30, 2006. We are entitled to a 50% credit against our Adjusted Net Profits Tax if we make qualifying capital expenditures, as defined by statute. In 2004, we recognized this credit in arriving at our state tax benefit reported on the accompanying consolidated statement of operations (see Note 7).

While we are not subject to federal income tax, the JV Agreement and our bank credit agreement provide for distributions to MAC and BAC for payments of income taxes. See Note 9 for subsequent event.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Significant estimates incorporated into our accompanying consolidated financial statements include the estimated useful lives for depreciable and amortizable assets, the estimated allowance for doubtful accounts receivable, estimated valuation allowance for deferred tax assets, the estimate for available tax credits, the estimated liabilities for our self-insured medical plan, slot club programs, and litigation, claims and assessments. Actual results could differ from those estimates and assumptions.

Preopening Expenses

We expensed certain costs of start-up activities as incurred during our development stage, which ended when we began operating on July 3, 2003. We expensed preopening expenses of $64.2 million during the period that commenced on August 6, 1998 (date of inception) and ended on July 2, 2003 as presented on the accompanying consolidated statements of changes in member equity and other comprehensive income (loss) as the deficit accumulated during the development stage.

Derivative Financial Instruments and Other Comprehensive Income (Loss)

We account for our interest rate protection agreements as derivative financial instruments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments. Our derivative financial instruments are utilized to reduce interest rate risk. We do not enter into derivative financial instruments for trading or speculative purposes. SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. For derivatives designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

We account for our comprehensive income (loss) in accordance with SFAS No. 130, Reporting Comprehensive Income. Such amounts of accumulated other comprehensive income (loss) related to our derivative financial instruments are expected to reverse through our consolidated statements of operations over the lives of the derivative financial instruments.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets. This statement amends certain accounting literature to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We currently do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

Reclassifications

Certain prior period amounts in the accompanying consolidated financial statements have been reclassified to conform to the December 31, 2004 presentation. These reclassifications had no effect on our net loss as previously reported.

NOTE 2. — CAPITAL CONTRIBUTIONS

The components of cash and non-cash equity contributions consist of the following (in thousands):

	December 31,
	2004	2003
Cash	$386,074	$355,267
Land	87,301	87,301
Special Revenue Bonds	2,699	2,699
Other	1,433	1,433
Capital contributions	$477,507	$446,700

At December 31, 2003, we had recorded contributions receivable from BAC and MAC in the amounts of $35.5 million and $4.1 million, respectively. These contributions receivable are classified as part of member equity on the accompanying consolidated balance sheet at December 31, 2003. Each receivable included $4.1 million related to unfunded contributions pursuant to the total of agreed-upon project costs in the operating agreement. The receivable from BAC also included $31.4 million related to the excess of total estimated project costs over the total agreed-upon project costs. In June 2004, BAC and MAC signed an agreement that finalized the total amount of our project costs subject to the resolution of a minor contract dispute and the potential refund of certain construction fees. Pursuant to this agreement, both BAC and MAC agreed to waive the remaining capital contributions, which were finalized at $4.0 million each and would have funded us to the total of agreed-upon project costs. In addition, BAC agreed to pay a total of $30.8 million to fulfill their obligation to fund the excess of actual project costs, calculated before any resolution to the minor outstanding issues, above the total of agreed-upon costs. Accordingly, in June 2004, BAC made a $30.8 million capital contribution to us that was applied to the contribution receivable that was recorded at December 31, 2003. As such, there are no contributions receivable recorded at December 31, 2004.

NOTE 3. — PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	Estimated Life (Years)	December 31,
		2004	2003
Land	—	$87,301	$87,301
Building and improvements	3-40	803,151	806,477
Furniture and equipment	3-7	140,563	126,450
Construction in progress	—	9,959	1,398
Total		1,040,974	1,021,626
Less accumulated depreciation		79,237	28,368
Property and equipment, net		$961,737	$993,258

Depreciation expense was $53.2 million, $26.4 million, and $0.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 4. — RELATED PARTIES

Pursuant to the Agreement, MAC is solely responsible for any investigation, analyses, clean-up, detoxification, testing, monitoring, or remediation related to Renaissance Pointe. The related amounts due from MAC for these types of expenditures incurred by us were $0.3 million and $0.8 million at December 31, 2004 and 2003, respectively. Reimbursable environmental expenditures incurred were $0.7 million, $0.7 million, and $4.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Pursuant to the Agreement, MAC is responsible for the development of master plan and government improvements at Renaissance Pointe. The related amounts due to MAC for our allocable share of these types of expenditures were $0 and $3.8 million at December 31, 2004 and 2003, respectively. Master plan and government improvement expenditures reimbursable to MAC were $0, $12.9 million, and $10.7 million for the years ended December 31, 2004, 2003 and 2002, respectively, and were capitalized on the accompanying consolidated balance sheets.

On May 20, 2002, we entered into a 75 year ground lease agreement with MAC related to our employee parking garage and on February 21, 2003, we entered into a three year ground lease agreement with MAC related to our surface parking lot (see Note 8). The related amounts due to MAC for these leases were $0.5 million and $0.2 million at December 31, 2004 and 2003, respectively. Related rent expense payments were $1.3 million, $1.2 million, and $0.6 million for the year ended December 31, 2004, 2003 and 2002, respectively, portions of which were capitalized on the accompanying consolidated balance sheets and portions of which were included in the accompanying consolidated statements of operations. Pursuant to the ground lease agreement related to the employee parking garage, we are responsible for reimbursing MAC for related property taxes paid on our behalf. Amounts reimbursed to MAC for property taxes were $0.7 million for the year ended December 31, 2004 which were included in the accompanying consolidated statement of operations. Amounts reimbursed to MAC for property taxes were $0.6 million for the year ended December 31, 2003, a portion of which was capitalized on the accompanying consolidated balance sheet and a portion of which was included in the accompanying consolidated statement of operations.

On August 1, 2003, we entered into a one year airplane lease agreement with BAC that is cancelable by either party. The related amounts due to BAC for these types of expenditures were $0 at December 31, 2004 and 2003. Related rent expense payments were $0.3 million and $0.2 million for the years ended December 31, 2004 and 2003, respectively. On August 6, 2004, we purchased the airplane from BAC for its appraised value of $5.8 million.

We reimburse BAC for compensation paid to employees performing services for us on a full-time basis and for out-of-pocket costs and expenses incurred related to travel. BAC is also reimbursed for various payments made on our behalf primarily related to third party legal fees, investigative fees, and other. The related amounts due to BAC for these types of expenditures paid by BAC were $0.4 million and $0.2 million at December 31, 2004 and 2003, respectively. Reimbursable expenditures during the year ended December 31, 2004 were $2.3 million which were included in the accompanying consolidated statement of operations. Reimbursable expenditures during the year ended December 31, 2003 and 2002 were $5.5 million and $0.8 million, respectively, portions of which were capitalized on the accompanying consolidated balance sheets and portions of which were included in the accompanying consolidated statements of operations.

The related party balances above are non-interest bearing.

On March 15, 2002, MDFC borrowed $3.4 million from MGM MIRAGE and $3.4 million from Boyd Gaming Corporation. On April 1, 2002, MDFC borrowed an additional $2.8 million from MGM MIRAGE and $2.8 million from Boyd Gaming Corporation. We repaid these notes in full on April 15, 2002 with proceeds from our original bank credit facility (see Note 5). We also paid, with proceeds from our original bank credit facility, interest of less than $0.1 million that was based upon 4.75% per annum of the outstanding notes.

NOTE 5. — DEBT

Amounts outstanding under each component of our bank credit agreements are as follows (in thousands):

	December 31,
	2004	2003
Term Loan A	$—	$380,625
Term Loan B	200,000	187,031
Revolving line of credit	225,600	38,500
Total long-term debt	425,600	606,156
Less current maturities	2,000	50,625
Total	$423,600	$555,531

On October 20, 2004, our First Amended and Restated credit agreement among Marina District Finance Company, Marina District Development Company, Canadian Imperial Bank of Commerce and certain other financial institutions became effective. The amended bank credit facility modified our original bank credit facility.

The amended bank credit facility consists of a $450 million revolving credit facility and a $200 million term loan and is capable of being expanded. The revolving credit facility matures in October 2009 and the term loan matures in October 2011. The term loan is required to be repaid in quarterly increments of $0.5 million commencing on March 31, 2005 continuing through September 30, 2011 at which time the remaining balance of the term loan matures on October 20, 2011. Amounts repaid under the term loan may not be reborrowed. At December 31, 2004, $200 million of borrowings were outstanding under the term loan, $225.6 million was outstanding under the revolving credit facility, and $2.3 million was allocated to support letters of credit, leaving availability under the bank credit facility of $222.1 million. The interest rate on the term loan is based upon either (i) the agent bank’s quoted base rate or (ii) the eurodollar rate, plus a fixed margin. The interest rate on the revolving credit facility is based upon either (i) the agent bank’s quoted base rate or (ii) the eurodollar rate, plus an applicable margin that is determined by the level of a predefined financial leverage ratio. In addition, we incur a commitment fee on the unused portion of the revolving credit facility that ranges from 0.25% to 0.5% per annum. The blended interest rates for outstanding borrowings under the bank credit agreements at December 31, 2004 and 2003 were 4.0% and 4.6%, respectively. The amended bank credit facility is secured by substantially all of our real and personal property and is non-recourse to MAC and BAC.

The amended bank credit facility contains certain financial and other covenants, including, without limitation, various covenants (i) requiring the maintenance of a fixed charge coverage ratio, (ii) establishing a maximum permitted total leverage ratio, (iii) imposing limitations on the incurrence of additional secured indebtedness, (iv) imposing limitations on the maximum permitted expansion capital expenditures during the term of the amended bank credit facility and (v) imposing restrictions on investments, dividends and certain other payments. We believe we are in compliance with these covenants as of December 31, 2004.

The scheduled maturities of long-term debt for the years ending December 31 as follows (in thousands):

2005	$2,000
2006	2,000
2007	2,000
2008	2,000
2009	227,600
Thereafter	190,000
Total	$425,600

NOTE 6. — INTEREST RATE PROTECTION AGREEMENTS

On March 8, 2001, we entered into several interest rate protection agreements to comply with the requirements of our original bank credit agreement at an initial cost of $0.8 million. The interest rate protection agreements consist of interest rate swaps, caps and collars with a combined total initial aggregate notional amount of $310 million that commence and mature at various dates ranging from December 2001 to December 2005. The aggregate notional amounts of the agreements at December 31, 2004 and 2003 were $290 million and $310 million, respectively. The interest rate protection agreements are accounted for as derivative financial instruments in accordance with SFAS No. 133. The fair values of the derivative financial instruments at December 31, 2004 and 2003 have been recorded on the accompanying consolidated balance sheets. Net interest paid or received pursuant to the derivative financial instruments is included in interest expense in the period, which was subject to capitalization prior to July 3, 2003, the commencement of our operations. The net effect of our interest rate swaps resulted in an increase in interest of $10.0 million, $11.6 million, and $3.4 million, respectively, greater than the contractual rate of the underlying hedged debt for the years ending December 31, 2004, 2003 and 2002. At December 31, 2004 and 2003, the weighted average fixed interest rates that we received were 2.6% and 1.2%, respectively, and the weighted average variable interest rates that we paid were 5.0% and 4.7%, respectively.

We are exposed to credit loss in the event of nonperformance by the counterparties to the interest rate protection agreements. However, we believe that this risk is minimized because the counterparties to the agreements are existing lenders under our bank credit facility. If we had terminated our interest rate protection agreements as of December 31, 2004, we would have paid $5.6 million based on quoted market values from the financial institutions holding the agreements.

The following table reports the effects of the mark to market valuations of our derivative financial instruments for the periods indicated (in thousands). The increase or decrease in fair value of certain hedges deemed to be ineffective is reported in the accompanying consolidated statements of operations. For the year ended December 31, 2004, a net gain of $0.2 million is included in the net gain on derivative financial instruments on the accompanying consolidated statement of operations. For the year ended December 31, 2003, a net loss of $0.6 million is included in preopening expenses and a net gain of $0.7 million is included in the net gain on derivative financial instruments on the accompanying consolidated statement of operations. For the year ended December 31, 2002, a net loss of $1.8 million is included in preopening expenses on the accompanying consolidated statement of operations. The increase or decrease in fair value of certain hedges deemed to be effective is reported in other comprehensive income (loss) as a component of member equity on the accompanying consolidated balance sheets.

	Year Ended December 31,
	2004	2003	2002
Net gain (loss) on derivative financial instruments due to ineffectiveness in certain hedges	$222	$82	$(1,763)

Derivative financial instruments market adjustment	$10,204	$6,887	$(18,034)
Tax effect of derivative financial instruments market adjustment, including effect of change of tax status (Note 7)	(917)	1,498	—
Net derivative financial instruments market adjustment	$9,287	$8,385	$(18,034)

We estimate a net amount of $0.8 million of existing net losses reported in accumulated other comprehensive loss at December 31, 2004 to be recorded as net losses on derivative financial instruments in the consolidated statement of operations within the next twelve month period through quarterly mark to market valuations of our derivative financial instruments.

NOTE 7. — INCOME TAXES

In connection with the commencement of operations on July 3, 2003, we recognized a tax benefit related to operating loss carryforwards accumulated during our development period. This benefit was partially offset by the state income tax and the adjusted net profits tax related to our post-opening pretax income.

We are entitled to a 50% credit against our Adjusted Net Profits Tax (see Note 1) if we make qualifying capital expenditures, as defined by statute. In 2003, we placed a valuation allowance of approximately $0.5 million on the credit because we had not made any qualifying capital expenditures, nor did we have any definitive expansion plans. In December 2004, we commenced an expansion project (see Note 1) and submitted the appropriate applications for reimbursement of this tax. As such, we released the $0.5 million valuation allowance on the 2003 credit and realized an additional credit of $2.4 million, representing 50% of the Adjusted Net Profits Tax paid in 2004. This $2.9 million aggregate state tax benefit is included in our accompanying statement of operations for the year end December 31, 2004.

Based on New Jersey state income tax rules, we are eligible for a refundable state tax credit under the New Jersey New Jobs Investment Tax Credit because we made a qualified investment in a new business facility that created new jobs. The total estimated available credit is approximately $75 million over a five year period subject to certain annual conditions. We have filed a request for a net refund of approximately $8.5 million related to the year ended December 31, 2003 and we expect to file requests for refunds for each of the four years ending December 31, 2004 through December 31, 2007, ranging from approximately $14 million to $18 million per year. Due to various uncertainties, we had placed a valuation reserve on the entire amount of these state tax credits earned through September 30, 2004. In February 2005, we received a refund notice from the New Jersey Division of Taxation that caused us to reassess the valuation reserve and realize the benefit of all state tax credits earned through December 31, 2004. As such, we recorded $23 million of net tax benefit (including a 2003 valuation reversal benefit of $8.5 million) related to the New Jersey New Jobs Investment Tax Credit on our accompanying consolidated statement of operations for the year ended December 31, 2004. We may be entitled to incremental New Jersey New Jobs Investment Tax Credits as a result of our expansion projects as discussed in Note 1.

The following tables present our state income tax benefit and related deferred tax assets. For tax years ended prior to obtaining our casino license on July 3, 2003, we were not subject to New Jersey state income taxes. Accordingly, the tax attributes as of July 3, 2003 are subsequently reflected as a component of the net deferred state tax assets and the benefit from state income taxes as of and for the years ended December 31, 2004 and 2003.

A summary of the benefit from state income taxes is as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
State
Current	$(15,761)	$2,128	$—
Deferred	5,972	(5,615)	—
Benefit from state income taxes	$(9,789)	$(3,487)	$—

The following table provides reconciliations between the state statutory rate and the effective income tax rates where both are expressed as a percentage of income.

	Year Ended December 31,
	2004	2003	2002
Tax provision (benefit) at state statutory rate	9.0%	(9.0)%	—%
New jobs investment tax credit	(11.8)	(35.4)	—
Adjusted net profits tax	3.8	4.0	—
Adjusted net profits tax credit	(1.9)	(2.0)	—
State income tax attributes (effect of change of tax status)	—	(10.2)	—
Other, net	0.2	0.6	—
Valuation allowance	(7.2)	37.4	—
Total state income tax benefit	(7.9)%	(14.6)%	—%

The components comprising the Company’s net deferred state tax asset are as follows (in thousands):

	December 31,
	2004	2003
Deferred state tax assets:
Preopening expenses amortized for tax purposes	$4,076	$5,847
Provision for doubtful accounts	637	231
Derivative financial instruments market adjustment	580	1,498
Reserve differential for gaming activities	576	388
Reserve for employee benefits	179	431
New jobs investment tax credit	—	8,460
State tax credit carryforwards	—	1,520
Other	86	103
Subtotal	6,134	18,478
Valuation allowance	—	(8,941)
Gross deferred state tax asset	6,134	9,537
Deferred state tax liabilities:
Difference between book and tax basis of property	5,419	1,831
Other	493	594
Gross deferred state tax liability	5,912	2,425
Net deferred state tax asset	$222	$7,112

The items comprising our deferred income taxes as presented on the accompanying consolidated balance sheets are as follows (in thousands):

	December 31,
	2004	2003
Current deferred income tax asset	$487	$1,230
Non-current deferred income tax asset	—	5,882
Non-current deferred income tax liability	265	—
Net deferred state tax asset	$222	$7,112

NOTE 8. — COMMITMENTS AND CONTINGENCIES

Future Minimum Lease Payments

Future minimum lease payments required under noncancelable operating leases (principally for land, see Note 4) as of December 31, 2004 are as follows (in thousands):

2005	$2,918
2006	2,962
2007	2,248
2008	1,799
2009	1,260
Thereafter	68,198
Total	$79,385

For the year ended December 31, 2004, total rent expense was $7.0 million. For the year ended December 31, 2003, total rent expense was $4.5 million, $0.3 million of which was capitalized on the accompanying consolidated balance sheet and $4.2 million of which is included in the accompanying consolidated statement of operations. For the year ended December 31, 2002, total rent expense was $1.2 million, $0.7 million of which was capitalized on the consolidated balance sheet and $0.5 million of which is included in the accompanying consolidated statement of operations.

Utility Contract

In December 2000, we entered into an executory contract with a wholly-owned subsidiary of a local utility company. The utility company subsidiary has constructed, at its own expense, a central utility plant in order to provide thermal energy (hot water and chilled water) and emergency generation of electricity during periods of electric service interruption to Borgata (as well as other casinos and related business at or near Renaissance Pointe). The term of the contract is 20 years and commenced at the time of opening of Borgata in July 2003. Obligations under the executory contract contain both fixed fees and variable fees based upon usage rates. The fixed fee components under the executory contract are currently estimated at approximately $6 million per annum.

Letters of Credit

We entered into letter of credit agreements to guarantee various construction activities. These agreements provide credit availability to the various beneficiaries if certain contractual events occur. Amounts under these agreements, which expired in January 2005, totaled $2.3 million at December 31, 2004 and 2003.

Investment Alternative Tax

The New Jersey Casino Control Act provides, among other things, for an assessment of licensees equal to 1.25% of their gross gaming revenues in lieu of an investment alternative tax equal to 2.5% of gross gaming revenues. Generally, we may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the New Jersey Casino Reinvestment Development Authority (“CRDA”). Funds deposited with the CRDA may be used to purchase bonds designated by the CRDA or, under certain circumstances, may be donated to the CRDA in exchange for credits against future CRDA investment obligations. CRDA bonds have terms up to fifty years and bear interest at below market rates.

We entered into a tri-party agreement with the CRDA and MAC committing up to $14 million of our current and future CRDA deposit obligations to the proposed Venice Park Bulkhead Project (the “Bulkhead Project”). Under this agreement, MAC is solely responsible for funding any and all hard and soft costs and expenses of designing, permitting, engineering, developing, consulting, equipping, and opening the Bulkhead Project. We are required to fund our CRDA obligations, based upon 1.25% of gross gaming revenues, up to $14 million. The CRDA will hold these funds in a segregated account and will reimburse MAC for their costs associated with the Bulkhead Project. Once we have deposited $14 million into the segregated CRDA account, we will have the right to use our additional investment obligations for other qualifying investments under the New Jersey Statutes which control such investments. For the years ended December 31, 2004, 2003 and 2002, we have funded $9.1 million, $3.3 million, and $0, respectively, of our CRDA obligations under the tri-party agreement. In the event that the Bulkhead Project is not consummated, we would be required to make expenditures for housing projects in Atlantic City. A full valuation allowance for the deposits made through December 31, 2004 and 2003 has been provided in the accompanying consolidated financial statements as the Company could not determine that such amounts would have any net realizable value.

Grant and Donations Agreement

In June 2004, Borgata and the eleven other casinos in the Atlantic City gaming market (collectively, the “Casinos”) entered into a Grant and Donations Agreement (the “Agreement”) with the New Jersey Sports & Exposition Authority (the “NJSEA”) and the Casino Reinvestment Development Authority (the “CRDA”) in the interest of deferring or preventing the proliferation of competitive gaming at New Jersey racing tracks.

Under the terms of the Agreement, the Casinos shall pay to the NJSEA $34 million to be used for certain authorized purposes (the “Authorized Uses”) as defined by the Agreement. The $34 million to be paid by the Casinos shall be payable over a four year period as follows: $7 million on or before October 15, 2004; $8 million on or before October 15, 2005; $9 million on or before October 15,

2006; and $10 million on or before October 15, 2007. In the event any of the $34 million is not used by NJSEA for the Authorized Uses by January 1, 2009, the unused funds shall be returned by NJSEA to the Casinos pro rata based upon the share each casino contributed. For each year, each casino’s share of the $34 million will equate to a percentage representing its gross gaming revenue for the twelve months ending June 30th prior to the October 15 payment date compared to the gross gaming revenues for that period for all Casinos. The Casinos, individually and collectively, shall be responsible for the payment of all amounts due. In the event that any casino shall fail to make its payment as required, the remaining Casinos shall pay a pro rata share of the defaulted payment based upon their share of the gross gaming revenue for the period as compared to the gross gaming revenues for the period for all Casinos calculated without the gross gaming revenue of the defaulting casino. As a result, we will expense our pro rata share of the $34 million, estimated to be approximately $4.1 million in total using our current market share of gross gaming revenue, on a straight line basis over the applicable term of the Agreement. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2004, our share of the $7 million paid on October 15, 2004 was approximately 12.0%, or $0.8 million. We recorded an expense of $0.5 million for the year ended December 31, 2004.

Also under the terms of the Agreement, the Casinos authorize and request that the CRDA approve donations in the aggregate amount of $62 million from the Casino’s North Jersey Obligations (pursuant to the New Jersey Casino Control Act) for certain uses as defined by the Agreement. If so approved, the CRDA shall credit 100% of the donations received from each casino against that casino’s obligation to purchase bonds. The donation shall provide that each casino’s share of the $62 million will equate to a percentage representing its gross gaming revenue for the twelve months ended June 30, 2004 compared to the gross gaming revenues for that period for all Casinos. Each casino’s respective annual donation shall be made first from uncommitted current and future funds in the North Jersey Project Fund established in accordance with the CRDA Urban Revitalization Act of that Casino and shall be credited as fulfilling said obligation on behalf of the particular casino making the payment. To the extent such North Jersey Project funds of that casino are not adequate to pay a Casino’s share of the required donations, then that casino’s other uncommitted current and future North Jersey Obligations shall be utilized. As a result, we will expense our pro rata share of the $62 million on a straight line basis over the applicable term of the Agreement. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2004, our share of the $62 million is approximately 12.0%, or $7.4 million. We recorded an expense of $0.8 million for the year ended December 31, 2004. Based on current gross gaming revenue projections, we expect it will take approximately 10 to 12 years to fully fund this obligation as the third quarter of 2006 is the first quarter we are subject to fund North Jersey Obligations.

Legal Matters

We are subject to various claims and litigation in the normal course of business. In our opinion, all pending legal matters are either adequately covered by insurance, or if not insured, will not have a material adverse impact on our business, financial position and results of operations.

NOTE 9. — SUBSEQUENT EVENT

On February 15, 2005, equal distributions were made to MAC and BAC under the terms of the JV Agreement and bank credit agreement totaling $13.4 million.